EXHIBIT 99.2

ANNUAL MEETING OF SHAREHOLDERS

VIRTUAL MEETING
Thursday, April 8, 2021
VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations

"The following matters were voted on at the Annual Meeting of Shareholders of CIBC (the ""Bank"") held on April 8, 2021. The votes were conducted by ballot. Each of the matters set out below is described in greater detail in the Management Proxy Circular which can be found at https://www.cibc.com/en/about-cibc/investor-relations/annual-reports-and-proxy-circulars.html."

1.	Election of Directors
	Each of the following 14 nominees proposed by management was elected as a Director of the Bank.
	NOMINEES	VOTES FOR		VOTES WITHHELD
	Election of Directors	FOR	% FOR	WITHHOLD	% WITHHOLD
	Charles J.G. Brindamour	201,765,577	99.26%	1,494,262	0.74%
	Nanci E. Caldwell	202,421,645	99.59%	838,194	0.41%
	Michelle L. Collins	202,418,273	99.59%	841,566	0.41%
	Patrick D. Daniel	201,112,081	98.94%	2,147,758	1.06%
	Luc Desjardins	196,548,604	96.70%	6,711,235	3.30%
	Victor G. Dodig	202,278,867	99.52%	980,972	0.48%
	Kevin J. Kelly	202,596,626	99.67%	663,213	0.33%
	Christine E. Larsen	202,467,853	99.61%	791,986	0.39%
	Nicholas D. Le Pan	194,577,870	95.73%	8,681,969	4.27%
	Mary Lou Maher	202,539,239	99.65%	720,600	0.35%
	Jane L. Peverett	196,818,469	96.83%	6,441,370	3.17%
	Katharine B. Stevenson	201,751,140	99.26%	1,508,699	0.74%
	Martine Turcotte	202,520,926	99.64%	738,913	0.36%
	Barry L. Zubrow	202,468,823	99.61%	791,016	0.39%

2.	Appointment of Auditors
	Ernst & Young LLP was appointed as the auditors of the Bank.
	VOTES FOR		VOTES WITHHELD
	206,770,476	98.95%	2,187,566	1.05%

3.	Advisory resolution on Executive Compensation Approach (Say on Pay)
	VOTES FOR		VOTES AGAINST
	194,539,168	95.71%	8,719,867	4.29%

4.	Shareholder Proposal 1 - Circular Economy
	VOTES FOR		VOTES AGAINST		VOTES ABSTAIN *
	45,431,047	22.51%	156,410,401	77.49%	1,373,969	1%

 * An abstention is counted as present for quorum purposes but is not counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal.